Exhibit 12.2 – Calculation of (1) EBITDA

	2000	2001	2002	2003	2004

(1) EBITDA Calculation

Pretax loss	$(22,217)	$(10,609)	$(4,910)	$(2,830)	$(13,600)
Interest expense	12,943	12,374	12,675	12,066	12,165
Depreciation and amortization expense	15,436	13,955	10,330	10,631	10,979

Total EBITDA	$6,162	$15,720	$18,095	$19,867	$9,544

Interest expense includes amortization of deferred financing costs of  $529,000, $520,000, $550,000, $543,000 and  $550,000 in 2000, 2001, 2002, 2003 and 2004, respectively.